

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

<u>Via Secure E-mail</u>
Mr. Koji Fusa
Chief Executive Officer
Collabrium Japan Acquisition Corporation
c/o Collabrium Advisors LLP
16 Old Bond Street
London W1S 4Ps

>   **Re:   Collabrium Japan Acquisition Corporation**
>   **Confidential Draft Registration Statement on Form F-1**
>   **Submitted May 4, 2012**
>   **CIK No. 0001548281**

Dear Mr. Fusa:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.  Please revise your prospectus to provide the following disclosures:
    *   Describe how and when a company may lose emerging growth company status.
    *   State your election under Section 107(b) of the JOBS Act. Based on the information contained in the cover letter to your confidential draft Form F-1, it appears that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the JOBS Act. Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your

       financial statements may not be comparable to companies that comply with public company effective dates. Please include a similar statement in your critical accounting policy disclosures in MD&A.

2.     Please note that, as an emerging growth company, you must file all previously submitted draft registration statements and resubmit all previously submitted response letters to staff comments as correspondence on EDGAR when you publicly file your registration statement. Please see the updated guidance regarding non-public submissions from foreign private issuers available at: http://www.sec.gov/divisions/corpfin/internatl/nonpublicsubmissions.htm.

3.     Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.     Please tell us the exemption you intend to rely upon for your concurrent private placement.

5.     The page numbers in your table of contents are incorrect. Please revise.

## Cover Page

6.     Please revise to clarify what is meant by the term "ordinary shares."

7.     Revise your cover page to disclose the exercise price of the insider warrants.

## Summary

## General, page 2

8.     Your statement that you will own a majority interest in the target is contradicted by the statement that you will only consummate a business combination if you will become the majority shareholder <u>or</u> are not required to register as an investment company. Please amend your filing to clarify whether you may consummate a business combination subsequent to which you would be less than the majority shareholder. If you meant to state that you will only consummate a business combination if you will become the majority shareholder <u>and</u> are not required to register as an investment company, you should so indicate.

The Offering, page 4

9.      Revise to add a subsection captioned "Fair Market Value Determination," or another similar caption, and explain how the "fair market value" will be determined and by whom.  If alternate methods may be used, so explain.

Exercise period, page 5

10.     Expand this section to disclose that the warrant agreement with Continental provides that the terms of the warrants may be amended by you, in a way that adversely affects the interests of the registered holders, with the approval of only a majority of the then outstanding warrants and that upon consummation of the offering your initial shareholders will own approximately 43% of the outstanding warrants, which means you would need approval from holders of only 7% of the public warrants to amend the terms of the warrants.  We note your disclosure in the risk factors, but you should discuss the amendment terms in the summary section along with your discussion of the other terms of the warrants.

Proceeds to be held in trust account, page 8

11.     We note your statement that you may purchase up to 15% of your public shares if you are permitted to do so pursuant to the rules and interpretations of the Nasdaq Capital Markets.  It is our understanding that such purchase provisions do not comply with Nasdaq's listing rules.  Please tell us whether you are aware of any "interpretation" of the Nasdaq rules that permits you to purchase up to 15% of your public shares.

Anticipated expenses and funding sources, page 8

12.     You state that if you do not complete a business combination any loans from officers, directors, initial shareholders or their affiliates made to meet your working capital needs will be forgiven.  Please tell us how you intend to enforce this.

Conditions to consummating our initial business combination, page 9

13.     Please clarify whether the 80% test would be based on the balance in the trust after stockholders are provided the opportunity to redeem their shares in connection with a vote to approve the business combination or in a tender offer, and after factoring in any repurchases of your shares by you or your affiliates.

Permitted purchases of public shares ..., page 10

14.    We note that, in the event you purchase public shares, you may be unable to complete a proposed business combination without third-party financing. Revise here to provide brief examples of the types of third-party financing you would consider. For example, it should be explained that you will consider financing the acquisition(s) with debt. We note that other sections of your prospectus explain this, but a brief discussion should be included in this summary.

15.    We note that you do not intend to comply with rule 10b-18 in effecting acquisitions of up to 15% of your outstanding shares during the period beginning 61 days after the date of your prospectus and ending on the date you announce your initial business combination. Please note, and confirm your understanding supplementally, that such purchases may result in a tender offer depending on the circumstance surrounding the purchases. In that case, you would be required to comply with rule 13e-4 prior to completing those purchases.

Other permitted purchases of public shares by us or our affiliates, page 11

16.    We note your disclosure that your initial shareholders, directors, officers or their affiliates may also purchase shares in privately negotiated transactions. Please revise to clarify whether such purchases may only be made if you seek shareholder approval of your initial business combination.

Manner of conducting redemptions, page 11

17.    We note that you have no redemption threshold. Where you discuss your lack of a redemption threshold and the fact that the lack of a redemption threshold may make it easier for you to consummate a business combination, please balance your disclosure to explain that although you have no redemption threshold, acquisition targets may impose a redemption threshold upon you. For example, explain that an acquisition target may require that no more than 40% of your public shareholders elect to have their shares redeemed and/or vote against the transaction. Additionally, include a separate risk factor addressing this issue or expand the risk factor at the bottom of page 18.

Amendments to memorandum and articles of association, page 13

18.    We note your statement that "our memorandum and articles of association (excluding provisions relating to shareholders' rights or pre-business combination activity) may be amended with the approval of directors." Please revise to clarify, if true, that your directors may unilaterally amend certain provisions of your memorandum and articles of association without shareholder consent. In addition, include a separate risk factor addressing the material provisions of your memorandum and articles of association that may be unilaterally amended by your directors. Finally, provide us with a copy of your memorandum and articles of association with your next amendment.

Redemption rights in connection with proposed amendments …, page 14

19.    Revise briefly to indicate how you intend to provide shareholders the opportunity to dissent and redeem their shares, and for how long they will have these rights.

Redemption rights in connection with proposed amendments to our articles of association, page 14

20.    You state "[p]rior to our initial business combination, if we seek to amend any provisions of our memorandum and articles of association relating to shareholders' rights or pre-business combination activity, we will provide dissenting public shareholders with the opportunity to redeem their public shares in connection with any such vote on any proposed amendments to our memorandum and articles of association."  Please revise your filing to disclose how or where this undertaking is memorialized.

Redemption of public shares and distribution and liquidation if no initial business combination, page 14

21.    You state that you will complete an acquisition within 21 months and that such time period is governed by your memorandum and articles.  Please clarify whether, in any circumstances, you could extend such a time period.

22.    Revise your filing to disclose the basis for your belief that Messrs. Fusa and Williams are "of substantial means," such that they are "capable of funding a shortfall" in your trust account.  Alternatively, remove these statements.

Risk Factors, page 18

General

23.    Please include risk factor disclosure that addresses the apparent trend among blank check companies involving, among other things, changing minimum transaction value or conversion threshold requirements, paying premiums in open market purchases and modifying governing instruments in order to effectuate a business combination.

If we purchase shares using trust fund proceeds …, page 21

24.    Please provide us with a legal analysis addressing whether management may be personally liable for breach of fiduciary duty in connection with purchasing shares using trust fund proceeds as described in this risk factor.

We are not subject to the supervision of the Financial Services Commission ..., page 24

25.     Please revise your discussion of this risk as follows:
 - Explain why you are not subject to any regulatory supervision in the British Virgin Islands.
 - Your reference to "save as disclosed in this prospectus or in its memorandum and articles of association" is not sufficient and should be clarified with specificity from an investor's perspective.

If third parties bring claims against us, the proceeds held in the trust account could be reduced ..., page 23

26.     You state that Messrs. Fusa and Williams have agreed that they will be jointly and severally liable if any claims by a vendor for services rendered or products sold reduce the amounts in the trust account to below $10.10 per share, generally speaking.  Please tell us how this agreement is memorialized.

An investor may be subject to adverse U.S. federal income tax consequences ..., page 28

27.     Please tell us whether you will be obtaining an opinion of counsel regarding certain tax matters.

Controls and Procedures, page 51

28.     Please reconcile the first sentence of this section with Section 13(b) of the Exchange Act.

Principal Shareholders, page 76

29.     Please state the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States.  See Item 7.A.2 of Form 20-F.

Description of Securities

Memorandum and Articles of Association, page 86

30.     You state that "[w]e and our directors and officers have agreed not to propose any amendment to our memorandum and articles of association that would affect the substance and timing of our obligation to redeem our public shares if we are unable to consummate our initial business combination within 21 months from the closing of this offering."  Please tell us how this agreement is memorialized and whether it is filed as an exhibit.

Taxation, page 97

31.     Consider including disclosure of any material taxes related to Japan, including the availability of any treaties with the United States or the British Virgin Islands.

32.     Please revise your exhibit index as necessary to reflect the tax opinions that are being provided.  Please make clear whether you are relying on an opinion of counsel for your discussion of U.S. federal income tax consequences.

Note regarding our choice of British Virgin Islands, page 107

33.     Please revise your disclosure under this heading as follows:
   - Reconcile your conclusion that the British Virgin Islands has an effective and sophisticated judicial system with a dedicated Commercial Court and your inclusion the sixth bullet on page 107 with your discussion under the risk "We are not subject to supervision, page 24."  If any of the benefits listed do not affect your business from an investor's perspective, please delete them; and
   - Your discussion under the sixth and seventh bullets on page 107 should be clarified from an investor's perspective.  Make clear, for example, whether the English law concept of corporate separateness means that shareholders will not be liable above the amount of their shareholdings.  In light of your opinion from counsel that there will be no tax consequences for investors, please make clear the importance of the requirements of the OECD and the FATF.

Exhibit Index, page II-2

34.     Please submit all exhibits as promptly as possible.  We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.  If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

35.     Please provide an updated consent from your independent auditor as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission.  You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing.  Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system.  If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date.  Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process.  If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1").  Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier).   If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR,

please properly mark that information in each of your confidential submissions to us so
we do not repeat or refer to that information in our comment letters to you.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437, or Amit Pande,
Accounting Branch Chief, at (202) 551-3423, if you have questions regarding comments on the
financial statements and related matters.  Please contact Michael F. Johnson, Attorney-Advisor,
at (202) 551-3477, or Michael R. Clampitt, Senior Attorney, at (202) 551-3434, with any other
questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director